

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2010

R. Adam Norwitt
Chief Executive Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

> **Re:** **Amphenol Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-10879**

Dear Mr. Norwitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 50

1. While we note your disclosure on pages 12 and 13 regarding compensation disclosure risks, it does not appear you have provided disclosure in response to Item 402(s) of Regulation S-K regarding compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on the company. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2.   We note from page 22 of your proxy statement that you establish base salaries near the median level for executives of "certain peer companies." To the extent that a material element of compensation is benchmarked to a peer group, the peer group companies are required to be identified. Please confirm that, in future filings, you will identify peer companies when you benchmark a material element of compensation to a peer group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or me at (202) 551-3805 if you have questions on the comments.

Sincerely,

Peggy Fisher
Assistant Director

cc: Edward C. Wetmore - Vice President, Secretary and General Counsel